Exhibit 22.1

List of Guarantor Subsidiaries
The Cross Guarantee Agreement furnished as Exhibit 10.14 to this Annual Report on Form 10-K sets forth, as of December 31, 2020, the registrant’s guarantor subsidiaries on Schedule II thereto and the guaranteed securities on Schedule I thereto.